Exhibit 99.1

Moolec Science SA
(Company number: 421988)
c/o Ogier Global (Cayman)

Limited,89 Nexus Way, Camana Bay,
Grand Cayman, KY1-9009, Cayman Islands
(the “Company”)

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

1. Notice

An annual general meeting (the “AGM”) of the shareholders of the Company, will be held virtually on May 13, 2026, at 9:00 am (Eastern time).

Moolec Science SA Virtual Annual General Meeting Information:

Meeting Date: Wednesday, May 13, 2026

Meeting Time: 9:00 a.m. Eastern Time (EST)

Annual General Meeting -meeting webpage (information, webcast, telephone access and replay): Hosting Page: https://www.cstproxy.com/moolecscience/am2026

Telephone access (listen-only):

Within the U.S. and Canada: 1 800-450-7155 (toll-free)

Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply)

Conference ID: 7171678#

2. Agenda of the AGM

The AGM and any or all adjournments thereof will be held for the purpose of considering, and if thought fit, passing the following resolutions:

(a) Proposal 1 — Financial Statements – to approve, as an ordinary resolution, the report of the independent auditor on the Company´s consolidated financial statements for the financial year ended June 30, 2025, and approve the Company´s consolidated financial statements for the financial year ended June 30, 2025, which are available on the SEC’s EDGAR database at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001937737/000121390025125820/ea0270125- 20f_moolec.htm#k_087.

The full text of the resolution is as follows:

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT the report of the independent auditor on the Company´s consolidated financial statements for the financial year ended June 30, 2025, and the Company´s consolidated financial statements for the financial year ended June 30, 2025, be approved.

(b) Proposal 2 — Directors appointment – to approve, each as ordinary resolutions, the appointment of the following four directors to serve on the board of directors of the Company until the 2026 annual general meeting of the Company or until their respective successors are duly appointed and qualified: 1. Daniel Core, 2. Diego Abelleyra Llodra, 3. Oscar Leon Bentancor, 4. Romualdo Varela.

The full text of each of the resolutions is as follows:

IT IS RESOLVED AS AN ORDINARY RESOLUTION to re-elect Deigo Abelleyra Llodra, as a director of the Company, whose term is expiring at the conclusion of this AGM, and who being eligible, is standing for re-election as a director of the Company, for a term expiring at the conclusion of the next- following annual general meeting of the Company (unless re-elected at such annual general meeting) or until such person's respective successors are duly appointed.

IT IS RESOLVED AS AN ORDINARY RESOLUTION to re-elect Oscar Leon Bentancor, as a director of the Company, whose term is expiring at the conclusion of this AGM, and who being eligible, is standing for re-election as a director of the Company, for a term expiring at the conclusion of the next- following annual general meeting of the Company (unless re-elected at such annual general meeting) or until such person's respective successors are duly appointed.

IT IS RESOLVED AS AN ORDINARY RESOLUTION to re-elect Romualdo Varela, as a director of the Company, whose term is expiring at the conclusion of this AGM, and who being eligible, is standing for re-election as a director of the Company, for a term expiring at the conclusion of the next- following annual general meeting of the Company (unless re-elected at such annual general meeting) or until such person's respective successors are duly appointed.

IT IS RESOLVED AS AN ORDINARY RESOLUTION to re-elect Daniel Core as a director of the Company, whose term is expiring at the conclusion of this AGM, and who being eligible, is standing for re-election as a director of the Company, for a term expiring at the conclusion of the next-following annual general meeting of the Company (unless re-elected at such annual general meeting) or until such person's respective successors are duly appointed.

(c) Proposal 3 – Appointment of PwC - to approve, as an ordinary resolution, the re- appointment of Price Waterhouse & Co. S.R.L. as the independent registered public accounting firm of the Company, for fiscal year ending on June 30, 2026.

The full text of the resolution is as follows:

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT the re-appointment of Price Waterhouse & Co. S.R.L. as the independent registered public accounting firm of the Company for fiscal year ending on June 30, 2026, be approved.

3. Key dates

April 6, 2026, at 11:59 p.m. (Eastern time)	Record Date
May 11, 2026, at 11:59 p.m. (Eastern time)	Deadline to submit proxies
May 13, 2026, at 9:00 a.m. (Eastern time)	AGM

4. Right to participate at the AGM, and voting procedures

4.1 Shareholders

The following persons who comply with the procedures below, and who hold shares on April 6, 2026, at 11:59 p.m. (Eastern time) (the “Record Date”) are eligible to attend and vote at the AGM:

●	registered shareholders of the Company; and

●	holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through the Depository Trust Company) and beneficial owners of the Company’s shares traded on the Nasdaq Global Select Market.

Each shareholder is entitled to one vote for each share held of record by such shareholder as of the Record Date, on each matter submitted to a vote at the AGM.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through the Depository Trust Company) have the right to instruct their nominee or broker on how to vote with a voter instruction form, or as may otherwise be established by the nominee or broker. Beneficial holders who wish to vote directly must request the nominee or broker that appears as the registered shareholder on the Record Date to issue a "legal proxy" which allows the beneficial owner to vote his or her shares directly. Beneficial owners who do not vote via their brokers or nominees in accordance with the instructions received or who do not have a legal proxy are not eligible to vote.

A shareholder who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that shareholder. A proxyholder need not be a shareholder.

4.2 Voting procedure

The Company urges each shareholder to cast its vote at the AGM by completing, signing, dating and returning the form of proxy made available by the Company for use at the AGM in accordance with the instructions below (the “Proxy”).

Each Proxy must be submitted in accordance with the information contained therein such that it is received no later than on May 11, 2026, at 11:59 p.m.(Eastern time) (the “Voting Deadline”).

The Company has sent by post to each shareholder as of the Record Date, the notice and a form of Proxy, together with a control number.

4.3 Supporting documents and information

All proxy materials, forms and all supporting documents can be downloaded from the Company’s website https://ir.moolecscience.com/

Shareholders have the right to ask questions about items on the agenda of the AGM during the AGM. The Company will on a best efforts basis provide responses to the questions at the AGM.

By order of the Board of Directors of Moolec Science SA

Director
Date: April 15, 2026

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